                                                                    EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                      ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 F-1

BALANCE SHEETS                                                          F-2

STATEMENTS OF OPERATIONS                                                F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           F-4

STATEMENTS OF CASH FLOWS                                                F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6 - F-55

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower
Semiconductors Ltd. and subsidiaries (the "Company") as of December 31, 2007 and
2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31,
2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tower Semiconductors Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 6, 2008

                                     F - 1

           TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                  CONSOLIDATED BALANCE SHEETS
      (dollars in thousands, except share data and per share data)

                                                                                       AS OF DECEMBER 31,
                                                                                  --------------------------
                                                                      NOTE           2007           2006
                                                                   -----------    -----------    -----------

A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                  $    44,536    $    39,710
       SHORT-TERM INTEREST-BEARING DEPOSITS                                                --          1,230
       TRADE ACCOUNTS RECEIVABLE:                                           15
         RELATED PARTIES                                                               12,823         13,625
         OTHERS                                                                        32,154         17,873
       OTHER RECEIVABLES                                                     3          4,748          5,425
       INVENTORIES                                                           4         27,806         34,763
       OTHER CURRENT ASSETS                                                             1,580          1,473
                                                                                  -----------    -----------
            TOTAL CURRENT ASSETS                                                      123,647        114,099
                                                                                  -----------    -----------

    LONG-TERM INVESTMENTS                                                    5         15,093         15,325
                                                                                  -----------    -----------

    PROPERTY AND EQUIPMENT, NET                                              6        502,287        532,798
                                                                                  -----------    -----------

    INTANGIBLE ASSETS, NET                                               13A(2)        34,711         44,981
                                                                                  -----------    -----------

    OTHER ASSETS , NET                                                       7         11,044          6,929
                                                                                  ===========    ===========

            TOTAL ASSETS                                                          $   686,782    $   714,132
                                                                                  ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                         10    $     7,887    $     6,902
       TRADE ACCOUNTS PAYABLE                                                          49,025         55,128
       OTHER CURRENT LIABILITIES                                             8         20,024         22,096
                                                                                  -----------    -----------
            TOTAL CURRENT LIABILITIES                                                  76,936         84,126

    LONG-TERM DEBT FROM BANKS (*)                                        9, 11        379,314        432,430

    DEBENTURES (**)                                                     10, 11        117,460         83,863

    LONG-TERM CUSTOMERS' ADVANCES                                          13A         27,983         46,042

    OTHER LONG-TERM LIABILITIES                                             12         40,380         28,155
                                                                                  -----------    -----------

            TOTAL LIABILITIES                                                         642,073        674,616
                                                                                  -----------    -----------

    SHAREHOLDERS' EQUITY                                           10, 13A, 14         44,709         39,516
                                                                                  ===========    ===========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $   686,782    $   714,132
                                                                                  ===========    ===========

(*) OF WHICH $365,563 AT FAIR VALUE AS OF DECEMBER 31, 2007

(**) OF WHICH $28,484 AT FAIR VALUE AS OF DECEMBER 31, 2007

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                                                Year ended December 31,
                                                                                         -------------------------------------
                                                                              Note         2007          2006           2005
                                                                            ---------    ---------     ---------     ---------

REVENUES
     SALES                                                                         15    $ 230,853     $ 187,438     $  93,991
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT                            13B           --            --         8,000
                                                                                         ---------     ---------     ---------
                                                                                           230,853       187,438       101,991

COST OF SALES                                                                              284,771       267,520       238,358
                                                                                         ---------     ---------     ---------

        GROSS LOSS                                                                         (53,918)      (80,082)     (136,367)
                                                                                         ---------     ---------     ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                               13,790        15,048        16,029
     MARKETING, GENERAL AND ADMINISTRATIVE                                                  31,604        25,831        17,418
                                                                                         ---------     ---------     ---------

                                                                                            45,394        40,879        33,447
                                                                                         =========     =========     =========

        OPERATING LOSS                                                                     (99,312)     (120,961)     (169,814)

FINANCING EXPENSE, NET                                                         11, 16      (34,976)      (47,563)      (35,651)

OTHER INCOME, NET                                                                               92           597         2,383
                                                                                         ---------     ---------     ---------

              LOSS FOR THE YEAR                                                          $(134,196)    $(167,927)    $(203,082)
                                                                                         =========     =========     =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                                      $   (1.13)    $   (2.03)    $   (3.06)
                                                                                         =========     =========     =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                                                  118,857        82,581        66,371
                                                                                         =========     =========     =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 3

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                                     Accumulated
                                                        Ordinary shares          Additional                Cumulative                   other
                                                    -------------------------     paid-in        Capital   stock based   Treasury   comprehensive   Accumulated   Comprehensive
                                                       Shares        Amount       capital         notes    compensation    stock      gain (loss)      deficit     income (loss)   Total
                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------     --------    ---------

    BALANCE - JANUARY 1, 2005                        66,999,796    $   16,274    $  519,839    $       --    $    (26)   $  (9,072)    $ (7,055)    $   (356,642)                $ 163,318

ISSUANCE OF SHARES                                    1,232,260           274         1,520                                                                                          1,794
STOCK-BASED COMPENSATION RELATED TO THE FACILITY
   AGREEMENT WITH THE BANKS, NOTE 14B(5)                                              2,793                                                                                          2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS
   OFFERED TO EMPLOYEES, NOTE 14I                                                       448                                                                                            448
OTHER COMPREHENSIVE GAIN                                                                                                                  5,501                         5,501        5,501
LOSS FOR THE YEAR                                                                                                                                       (203,082)    (203,082)    (203,082)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                          (197,581)
                                                                                                                                                                     ========

                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                  ---------
    BALANCE - DECEMBER 31, 2005                      68,232,056    $   16,548    $  524,600    $       --    $    (26)   $  (9,072)    $ (1,554)    $   (559,724)                $ (29,228)

ISSUANCE OF SHARES AND WARRANTS                      16,729,145         3,860        26,126                                                                                         29,986
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES       16,734,316         3,696        15,634                                                                                         19,330
EMPLOYEE STOCK-BASED COMPENSATION                                                                               4,896                                                                4,896
EXERCISE OF OPTIONS                                       7,250             2             9                                                                                             11
EXERCISE OF WARRANTS                                    350,000            81           469                                                                                            550
STOCK-BASED COMPENSATION RELATED TO THE FACILITY
   AGREEMENT WITH THE BANKS, NOTE 14B(5)                                              4,146                                                                                          4,146
CAPITAL NOTES                                                                                     176,401                                                                          176,401
OTHER COMPREHENSIVE GAIN                                                                                                                  1,351                         1,351        1,351
LOSS FOR THE YEAR                                                                                                                                       (167,927)    (167,927)    (167,927)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                          (166,576)
                                                                                                                                                                     ========

                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                 ---------
    BALANCE - DECEMBER 31, 2006                     102,052,767    $   24,187    $  570,984    $  176,401    $  4,870    $  (9,072)    $   (203)    $   (727,651)                $  39,516

ISSUANCE OF SHARES AND WARRANTS                      22,705,598         5,398        29,469                                                                                         34,867
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES          591,520           142           674                                                                                            816
EMPLOYEE STOCK-BASED COMPENSATION                                                                               8,731                                                                8,731
EXERCISE OF OPTIONS                                     176,231            44           183                                                                                            227
RECLASSIFICATION OF BIFURCATED CONVERSION
   OPTION TO SHAREHOLDERS' EQUITY                                                    28,377                                                                                         28,377
STOCK-BASED COMPENSATION, NOTE 14B(5)                                                 1,331                                                                                          1,331
OTHER COMPREHENSIVE LOSS                                                                                                                   (167)                         (167)        (167)
CUMULATIVE EFFECT ADJUSTMENT OF THE FACILITY
   AGREEMENT TO RETAINED EARNINGS                                                                                                                         65,207       65,207       65,207
LOSS FOR THE YEAR                                                                                                                                       (134,196)    (134,196)    (134,196)
                                                                                                                                                                     --------
COMPREHENSIVE INCOME (LOSS)                                                                                                                                           (69,156)
                                                                                                                                                                     ========
                                                    -----------    ----------    ----------    ----------    --------    ---------     --------     ------------                  --------
    BALANCE - DECEMBER 31, 2007                     125,526,116    $   29,771    $  631,018    $  176,401    $ 13,601    $  (9,072)    $   (370)    $   (796,640)                $  44,709
                                                    ===========    ==========    ==========    ==========    ========    =========     ========     ============     ========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 4

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------
                                                                                    2007           2006          2005
                                                                                  ---------     ---------     ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                              $(134,196)    $(167,927)    $(203,082)
   Adjustments to reconcile loss for the year
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                              154,343       171,743       153,189
         EFFECT OF INDEXATION AND TRANSLATION ON DEBENTURES                           6,227         2,569        (1,031)
         WRITE DOWN OF CUSTOMER ADVANCE                                              (9,747)           --            --
         OTHER INCOME, NET                                                              (92)         (597)       (2,383)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                           (13,479)      (14,722)        2,510
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS              333        (2,662)        1,988
         DECREASE (INCREASE) IN INVENTORIES                                             459       (14,064)        1,086
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                               15,435        (4,733)        3,289
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                            (1,363)        6,551        (1,839)
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                             935        (3,285)       (5,368)
                                                                                  ---------     ---------     ---------
                                                                                     18,855       (27,127)      (51,641)
         DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                              (2,172)       (2,306)         (760)
                                                                                  ---------     ---------     ---------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                       16,683       (29,433)      (52,401)
                                                                                  ---------     ---------     ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                                     --        31,661        27,266
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                           (107,485)     (161,187)      (47,215)
   INVESTMENT GRANTS RECEIVED                                                         1,654         5,219         7,496
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                      108           600         2,179
   INVESTMENTS IN OTHER ASSETS AND INTANGIBLE ASSETS                                 (1,547)       (5,074)       (3,841)
   DECREASE (INCREASE) IN SHORT-TERM INTEREST-BEARING DEPOSITS                        1,230        (1,230)           --
   LONG-TERM INVESTMENTS                                                               (950)           --            --
                                                                                  ---------     ---------     ---------
           NET CASH USED IN INVESTING ACTIVITIES                                   (106,990)     (130,011)      (14,115)
                                                                                  ---------     ---------     ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF DEBENTURES AND WARRANTS, NET                            50,690        58,766        25,086
   PROCEEDS FROM LONG-TERM LOANS                                                     28,000        18,295        21,103
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                       26,534        20,673            --
   PROCEEDS FROM EXERCISE OF WARRANTS                                                    --           550            --
   PROCEEDS ON ACCOUNT OF CAPITAL NOTES                                                  --       100,000            --
   REPAYMENT OF DEBENTURE                                                            (7,088)       (6,476)           --
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                              227             9            --
   DEBTS REPAYMENT                                                                   (3,230)           --            --
                                                                                  ---------     ---------     ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                                 95,133       191,817        46,189
                                                                                  =========     =========     =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               4,826        32,373       (20,327)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                        39,710         7,337        27,664
                                                                                  ---------     ---------     ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                                    $  44,536     $  39,710     $   7,337
                                                                                  =========     =========     =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                          $  17,982     $  42,575     $  12,792
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                        $      --     $   4,146     $   2,793
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION (SEE NOTE 14B(5))                                     $   1,331     $      --     $      --
                                                                                  =========     =========     =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, (SEE NOTE 14I)                                                 $      --     $      --     $     448
                                                                                  =========     =========     =========
   INVESTMENTS IN OTHER ASSETS                                                    $      --     $     433     $     442
                                                                                  =========     =========     =========
   CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                             $   6,414     $   7,621     $   1,794
                                                                                  =========     =========     =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES CAPITAL                         $     816     $  19,330     $      --
                                                                                  =========     =========     =========
   CUMULATIVE EFFECT ADJUSTMENT OF THE FACILITY AGREEMENT TO RETAINED EARNINGS    $  65,207     $      --     $      --
                                                                                  =========     =========     =========
   RECLASSIFICATION OF BIFURCATED CONVERSION OPTION TO SHAREHOLDERS' EQUITY       $  28,377     $      --     $      --
                                                                                  =========     =========     =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                                  $      --     $  76,401     $      --
                                                                                  =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR INTEREST                                         $  28,831     $  35,008     $  32,805
                                                                                  =========     =========     =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                     $      55     $     134     $      86
                                                                                  =========     =========     =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 5

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in 1993. The Company is an independent wafer foundry that delivers customized solutions in a variety of advanced complementary metal oxide semiconductor (CMOS) technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors and power management devices. The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in geometries ranging between 0.18 and
     0.13 microns at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

     The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant advancements in production technology.

     The Company's Ordinary Shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

     In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales and its EBITDA, reduced its losses, increased its capacity level, utilization rates, raised funds and restructured its bank debt. See also Note 9B and Notes 14I-M.

                                     F - 6

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles ("US GAAP"). The Company recasted the comparative amounts included in this financial statements to
     US GAAP. In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel. ("IL
     GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.

     A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     B.   PRINCIPLES OF CONSOLIDATION

          The Company's consolidated financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

     C.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     D.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     E.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials and supplies on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

                                     F - 7

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     F.   PROPERTY AND EQUIPMENT

          (1)  Property and equipment are presented at cost, including financing expenses and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with the funding, acquiring,
               constructing, establishing and installing property and equipment
               (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated to the acquiring, constructing, establishing and installing of property and
               equipment. Allocation, when appropriate, of capitalizable
               incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

               Cost is presented net of investment grants received or
               receivable, and less accumulated depreciation and amortization.
               The accrual for grants receivable is determined based on
               qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, effective as of April 1, 2007, machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years as estimated prior to such date. The change reflects the Company's best estimate of the useful lives of its equipment and is also based on experience accumulated from Fab 1 and on recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and was applied prospectively. For the effect of this change, see Note 6A.

               Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

               Building (including facility infrastructure)      14-25 years
               Machinery and equipment                           7 years (*)
               Transportation vehicles                           7 years

               (*) 5 years through March 31, 2007.

          (2)  Impairment examinations and recognition are performed and determined based on the accounting policy outlined in Q below.

                                     F - 8

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   INTANGIBLE ASSETS

          TECHNOLOGY - The cost of Fab 2 technologies includes the technology process cost and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies, commonly used in the industry. Amortization phases commence on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use. The technologies are presented net of accumulated amortization as of December 31, 2007 and 2006 in the amounts of $63,911 and $53,741.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in Q below.

     H.   OTHER ASSETS

          DEFERRED FINANCING CHARGES

          Deferred financing charges in relation to funding the ramp-up of Fab 2 are amortized over the lives of the borrowings as an adjustment to the yield using the effective interest method. During the ramp up period of Fab 2, amortized deferred financing charges are capitalized to property and equipment.

          PREPAID LONG-TERM LAND LEASE

          Prepaid lease payments to the Israel Land Administration ("ILA") as detailed in Notes 13A(8) and 13C are amortized during the lease period.

     I.   CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities are allocated to each security issued based on their relative fair value.

          SFAS 133 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments. These three criteria are (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument subject to the requirements of SFAS 133. One scope exception provided by SFAS 133 and relevant to convertibles is when the embedded conversion feature is both indexed to and classified in the Company's equity based on the criteria established in EITF 00-19 and other EITF's. Financing costs are generally expensed as incurred unless directly related to the new ramp-up of equipment. In such case the costs are capitalized to property and equipment during the installation period until the equipment ready for its intended use.

                                     F - 9

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   INCOME TAXES

          The Company accounts for income taxes in accordance with SFAS No. 109,
          "Accounting for Income Taxes" ("SFAS No. 109"). This Statement
          prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities.
          Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax assets are recognized, if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized.
          Due to the material loss carryforward of the Company as of December
          31, 2007 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

     K.   REVENUE RECOGNITION

          Revenues are recognized when persuasive evidence of an agreement exists with fixed or determinable prices, shipment has occurred or as services are rendered, when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing.
          Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

     L.   RESEARCH AND DEVELOPMENT

          Research and development costs are charged to operations as incurred.
          Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

                                     F - 10

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     M.   LOSS PER ORDINARY SHARE

          Basic earnings per share is calculated, in accordance with SFAS No.
          128, "Earnings Per Share" ("SFAS No. 128"), by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator)
          by the weighted average number of Ordinary Shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential Ordinary
          Shares.

     N.   COMPREHENSIVE INCOME (LOSS)

          In Accordance with SFAS 130, Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that are included in comprehensive income but excluded from net income.

     O.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency.
          Financing expenses, net in 2007 and 2006 include net foreign currency transaction losses of $3,526, and $3,659, respectively. Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398.

     P.   STOCK-BASED COMPENSATION

          In January 1, 2006, the Company adopted the provisions of SFAS No. 123
          (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), under which employee share-based equity awards accounted for under the fair value method. Accordingly, stock-based compensation to employees and directors is measured at the grant date, based on the fair value of the award. The Company elected the modified prospective method as its transition method. Under the modified prospective method the compensation cost recognized by the Company beginning in 2006 includes
          (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of
          SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of
          SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

                                     F - 11

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     P.   STOCK-BASED COMPENSATION (CONT.)

          As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "Accounting for Stock Issued to Employees" ("APB 25") and
          authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date.

          PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on the fair value at the grant dates for all awards made through December 31, 2005 in accordance with SFAS
               123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:

                                           For the year ended
                                             December 31, 2005
                                                ---------
PRO FORMA LOSS
Loss for the year, as reported                  $(203,082)
Less - stock-based compensation
determined under APB 25                                --
Add - stock-based compensation
determined under SFAS 123                          (4,229)
                                                ---------
Pro forma loss                                  $(207,311)
                                                =========

BASIC LOSS PER SHARE
As reported                                     $   (3.06)
                                                =========
Pro forma                                       $   (3.12)
                                                =========

          STOCK-BASED COMPENSATION IN FINANCING TRANSACTIONS

               The Company calculates the fair value of stock-based compensation included in its financing transactions. That fair value is recognized in equity. The amount of fair value of the warrants is considered a discount on the debt issued and adjust the yield on the financing transaction.

                                     F - 12

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Q.   IMPAIRMENT OF LONG-LIVED ASSETS

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Management's review of possible impairment charges for the periods presented was performed based on management's business plan and approved by the board of directors of the Company. The business plan is based, among other things, on the future completion of the ramp-up of Fab 2.
          Application of SFAS No. 144 "Accounting for the Impairment or Disposal
          of Long-Lived Assets" ("SFAS No. 144") resulted in no impairment charges for the periods presented.

     R.   DERIVATIVES

          The Company issues from time to time derivatives, whether embedded or freestanding, that are denominated in currency other than its functional currency (generally the NIS in which its shares are also traded). The Company consider those instruments to be indexed only to its own stock and not dual indexed. The Company considered the various guidance on that issue and decided that pending the final consensus in
          EITF 07-5 it will continue to consider such instruments as indexed solely to its own shares.

     S.   INITIAL ADOPTION OF NEW STANDARDS

          SFAS NO. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND
          FINANCIAL LIABILITIES" - In February 2007, the FASB issued SFAS No.
          159, "The Fair Value Option for Financial Assets and Financial
          Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company adopted the provisions of this standard, together with the adoption of FASB No. 157 FAIR VALUE MEASUREMENTS, starting with the first quarter of 2007.

                                     F - 13

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     T.   RECENTLY ISSUED ACCOUNTING STANDARDS

          SFAS NO. 141 (REVISED 2007 ) "BUSINESS COMBINATIONS" - In December
          2007, the FASB issued FASB 141(R), "Business Combinations" of which the objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. In December 2007, the FASB issued FASB 160
          "Non-controlling Interests in Consolidated Financial Statements - an
          amendment of ARB No.51" of which the objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report non controlling
          (minority) interests in subsidiaries in the same way - as equity in the consolidated financial statements. Moreover, Statement 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. Both FASB 141(R) and
          FASB 160 are effective for fiscal years beginning after December 15,
          2008. The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard's effect, if any, on its financial position and results of operations.

     U.   RECLASSIFICATION

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2007 presentation.

NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                         As of December 31,
                                                       --------------------
                                                         2007        2006
                                                       --------    --------

Government of Israel - investment grants receivable    $     24    $  1,530
Other government agencies                                 4,661       3,847
Others                                                       63          48
                                                       --------    --------
                                                       $  4,748    $  5,425
                                                       ========    ========

                                     F - 14

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                            As of December 31,
                          ----------------------
                            2007          2006
                          --------      --------

Raw materials             $ 12,351      $ 11,234
Work in process             14,964        22,884
Finished goods                 491           645
                          --------      --------
                          $ 27,806      $ 34,763
                          ========      ========

     (*) Net of aggregate write-downs to net realizable value of $6,497 and
     $5,948 as of December 31, 2007 and 2006, respectively.

NOTE 5 - LONG-TERM INVESTMENTS

     Long-term investments consist of the following:

                                                     As of December 31,
                                                   ----------------------
                                                     2007          2006
                                                   --------      --------

Severance pay funds, see Note 12B                  $ 13,848      $ 13,535
Investment in Limited partnership, see below            950            --
Others                                                  295         1,790
                                                   --------      --------
                                                   $ 15,093      $ 15,325
                                                   ========      ========

     INVESTMENT IN LIMITED PARTNERSHIP:

     In December 2007, the Company together with CMT Medical Technologies Ltd., a leading provider of advanced digital X-ray imaging systems for medical diagnosis, establishment a limited partnership to develop and market X-ray detectors for medical applications. The Company owns 38% of the limited partnership and accounts for the investment in the limited partnership using the equity method.

                                     F - 15

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

     A.   Composition:

                                                       As of December 31,
                                                   --------------------------
                                                      2007            2006
                                                   ----------      ----------

COST:
Buildings (including facility infrastructure)      $  235,960      $  233,781
Machinery and equipment                               985,608         895,725
Transportation vehicles                                   304             307
                                                   ----------      ----------
                                                    1,221,872       1,129,813
                                                   ----------      ----------

ACCUMULATED DEPRECIATION AND AMORTIZATION
Buildings (including facility infrastructure)          75,227          61,200
Machinery and equipment                               644,111         535,548
Transportation vehicles                                   247             267
                                                   ----------      ----------
                                                      719,585         597,015
                                                   ==========      ==========
                                                   $  502,287      $  532,798
                                                   ==========      ==========

          Supplemental disclosure relating to cost of property and equipment:

          (1)  As of December 31, 2007 and 2006, the cost of property and equipment included costs relating to Fab 2 in the amount of
               $966,164 and $879,413, respectively. Said amounts are net of investment grants of $164,675 and $164,587, respectively.

          (2)  As of December 31, 2007, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,922 (as of December 31, 2006 - $267,866).

          (3)  Cost of property and equipment as of December 31, 2007 and 2006 includes capitalized financing costs in the aggregate of $19,625 and $11,839, respectively.

          (4)  Depreciation expenses, in relation to Fab 2 property and equipment were $113,393, $123,422 and $114,141 in 2007, 2006 and
               2005 respectively.

          (5)  Had depreciation been calculated using five years of useful life depreciation method (see Note 2F(1)), depreciation expenses for
               2007 would have been $167,356 as compared to $122,647 recognized in this financial statements.

                                     F - 16

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (CONT.)

     B.   INVESTMENT GRANTS

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and
          2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of
          December 31, 2007, the report has not yet received final approval from the Investment Center.

          See Note 13A(7) with respect to the Fab 2 program approved by the
          Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets, see also Note 17A.

     C.   For liens, see Note 13A(7) Notes 13D(1) and (2) and 9D.

NOTE 7 - OTHER ASSETS, NET

     Other assets, net consist of the following:

                                                       As of December 31,
                                                      --------------------
                                                       2007          2006
                                                      -------      -------

Prepaid expenses - long-term                          $ 1,270      $ 1,346
Deferred Financing Charges, net                         1,734           --
Debentures issuance expenses, net (see Note 14)         3,418          834
Prepaid long-term Land Lease, net (see Note 13C)        4,622        4,749
                                                      -------      -------
                                                      $11,044      $ 6,929
                                                      =======      =======

                                     F - 17

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                           As of December 31,
                                                                        ----------------------
                                                                          2007          2006
                                                                        --------      --------

Accrued salaries                                                        $  6,138      $  8,730
Vacation accrual                                                           3,574         3,385
Interest payable (primarily in relation to convertible debentures)           742         1,089
Due to related parties                                                     7,459         5,895
Other                                                                      2,111         2,997
                                                                        --------      --------
                                                                        $ 20,024      $ 22,096
                                                                        ========      ========

NOTE 9 - LONG-TERM DEBT FROM BANKS

     A.   Composition:

                                                        As of December 31, 2007
                                                       -------------------------
                                                   Effective interest
                                                        rate (*)
                                                       ---------       ---------

In U.S. Dollar                                              5.98%      $ 288,693
In U.S. Dollar                                              5.10%         80,000
In U.S. Dollar                                              7.88%         14,000
                                                                       ---------
Total long-term debt from Banks- principle amount                        382,693
Fair value adjustments                                                    (3,379)
                                                                       ---------
Total long-term debt from Banks                                        $ 379,314
                                                                       =========

                                                                       As of December 31, 2006
                                                                        ----------------------
                                                                   Effective interest
                                                                         rate (*)
                                                                        --------      --------

In U.S. Dollar                                                              6.48%     $288,693
In U.S. Dollar                                                              5.10%       80,000
In U.S. Dollar                                                                              --
                                                                                      --------
Total long-term debt from Banks- principle amount                                      368,693
Deferred gain on debt restructuring in accordance with SFAS No. 15                      53,622
                                                                                      --------
Total carrying amount                                                                  422,315
Embedded feature                                                                        10,115
                                                                                      --------
Total long-term debt from Banks                                                       $432,430
                                                                                      ========

     (*)  See E below

                                     F - 18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT

          In January 2001, the Company entered into a Facility Agreement, as amended to date, with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Of that amount, the Company withdrew an aggregate of $497,000. Under the original terms of the Facility Agreement the loans bore interest at a rate of three-month USD LIBOR plus 1.55% per annum payable at the end of each quarter. The loans were originally to be paid in 12 quarterly installments 3 years from date of each loan drawn down. The loans were subject to certain prepayment provisions. The Facility Agreement was since amended in various instances. Prior to the closing of the
          September 2006 Amendment, the loans bore interest based on the three-month USD LIBOR rate plus 2.5%. For interest rates following
          September 2006 Amendment, see below.

          JULY 2005 AMENDMENT - In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement, which closed in
          August 2005. The Amendment provided, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $30,000 by March 31, 2006. In connection with the Amendment, The Israel Corporation Ltd ("TIC" or "Equity Investor")
          and SanDisk Corporation, Alliance Semiconductor Corporation and
          Macronix International Co. Ltd. (collectively, the "primary Wafer
          Partners") committed to invest an aggregate of $23,500 towards such funding in the context of a rights offering. Following the satisfaction of all the Company's commitments under the July 2005
          Amendment, the Banks provided the Company with $29,693 in additional loans.

                                     F - 19

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          SEPTEMBER 2006 AMENDMENT - As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement to refinance the approximately $527,000 of long-term debt under its Facility Agreement. Pursuant to the
          Amendment, among other things: (i) $158,000 of the debt under the
          Facility Agreement was converted into capital notes of the Company, which notes are convertible into 51,973,684 of the Company's Ordinary
          Shares, representing twice the average closing price per share during the ten days prior to signing on the Memorandum of Understanding
          ("MOU") that preceded the final Amendment; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased from three-month USD LIBOR plus 2.5% per annum to three-month USD LIBOR plus 1.1% per annum, effective from May 17, 2006
          (the "Decreased Amount"). As compensation for the Decreased Amount and subject to adjustment, in January 2011, the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company's Ordinary Shares during the fourth quarter of 2010 (the "Fourth Quarter 2010 Price"). If during the second half of 2010, the closing price of Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible debentures) that equals half of the
          Decreased Amount divided by the Fourth Quarter 2010 Price. If during the period ending December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in securities of the
          Company may be payable in cash under certain circumstances and the
          Decreased Amount may be reduced in the event the Company prepays any part of the outstanding loans; (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369,000, was postponed from July 2007 to September
          2009, such that the outstanding loans shall be repaid in 12 quarterly installments between September 2009 and June 2012; (iv) the exercise periods of the warrants held by the Banks immediately prior to the signing of the September 2006 Amendment, were extended such that they are exercisable until September 2011, see also Note 14B(5)(a); and (v)
          the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's working plan as of the time of the Amendment.

          SEPTEMBER 2007 CREDIT LINE AGREEMENTS WITH THE BANKS AND TIC AND
          SEPTEMBER 2007 AMENDMENT - In September 2007, the Company signed and closed definitive agreements with the Banks and with TIC, providing for credit lines totaling up to $60,000, 25% of which from each Bank and 50% from TIC, to be used for the funding of equipment required for a ramp up plan in Fab 2 to increase its capacity to beyond 24,000 wafers per month. As of December 31, 2007, $28,000 had been borrowed under these credit lines and an additional $32,000 was borrowed during
          January 2008, each drawdown comprised of 25% from each bank and 50%
          from TIC. Loans under the credit lines are bearing interest at an annual rate of three-month USD LIBOR plus 3% and are repayable 2 years from the date any loan was borrowed. The Company paid the Banks and
          TIC customary fees. For details regarding 5,411,764 warrants granted to the Banks and TIC in connection with this agreement, see Note
          14B(5). Further, in September 2007, the Company signed and closed a definitive amendment to the Facility Agreement to mainly reflect into it the Credit Line Agreements described above and to revise the financial ratios and covenants that the Company is to satisfy to be inline with the Company's working plan as of the time of the
          Amendment.

                                     F - 20

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          ACCOUNTING FOR THE LOANS UNDER THE FACILITY AGREEMENT

          Loans received under the Facility Agreement, as amended to date, are presented commencing January 1, 2007 at fair value, with changes in value reflected on the statement of operations, following an election under FASB No. 159 "The Fair Value Option for Financial Assets and
          Financial Liabilities". Such loans bear interest based on the three-month USD LIBOR rate plus 1.1%, effective from May 17, 2006.
          Prior to the fair value election, in 2006, the loans under the
          Amendment of September 2006 was treated as a troubled debt restructuring within the scope of FASB No. 15 which required the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date; (ii) the remaining balance after deduction of the amount used as proceeds for the shares issuance in (i) above, will remain outstanding; (iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          The obligation to issue additional securities of the Company in
          January 2011 under the restructuring in September 2006 Amendment as compensation to the Decreased Amount, is considered to include an embedded derivative that should be separately accounted for. The
          Company considered the obligation to issue shares as agreed with the
          Banks and determined that it contains two components: (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the
          Decreased Amount if the Fourth Quarter 2010 Price is less than $3.49.
          The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the Fourth Quarter 2010
          Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without"
          method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses.

          In the first quarter of 2007, the Company adopted the provisions of
          SFAS No. 159. As required by such Standard the Company also adopted the provisions of FASB 157 FAIR VALUE MEASUREMENTS. The adoption of the Standard is effective January 1, 2007. According to the Standard the Company can choose to carry at fair value eligible items as defined in the Standard, from the date of early adoption and accordingly the Company decided to apply the fair value option to the
          Facility Agreement.

                                     F - 21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT FROM BANKS (CONT.)

     B.   FACILITY AGREEMENT (CONT.)

          ACCOUNTING FOR THE LOANS UNDER THE FACILITY AGREEMENT (CONT.)

          The effect of the election of fair value option to the Facility
          Agreement as of January 1, 2007 was a gain of $65,207 which has been recorded as a cumulative effect adjustment to retained loss (no tax effects have been recorded). The carrying amount of the Facility
          Agreement prior to the adoption was $432,430 and immediately after was
          $367,223. The Company reasoned it election of the fair value option for the Facility Agreement on the fact that the application of previous GAAP prescribed in FASB 15 Accounting by Debtors and
          Creditors for Troubled Debt Restructurings to the Facility Agreement
          did not reflect the economic benefits that were achieved with the consummation of the Amendment to the Facility Agreement and that the application of the fair value better reflects such benefits. For fair value measurement, see Note 11D below.

     C.   REPAYMENT SCHEDULE

          The principle amount of the long-term debt as of December 31, 2007 is repayable as follows:

          2009                     $ 75,449
          2010                      122,898
          2011 and thereafter       184,346
                                   --------
                                   $382,693
                                   ========

     D.   The Facility Agreement with the Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 13A(7), to Siliconix - see
          Note 13D(1) and to SanDisk - see Note 13D(2)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the Facility Agreement and its amendments, see Note 13A(6).

     E.   The effective interest rate as of December 31, 2007 and 2006 of loans, the amount of which as of such dates was $80,000 and $207,000, includes the terms of the collar agreements with knock-out and knock-in features described in Note 11A. Interest is payable at the end of each quarter.

                                     F - 22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - DEBENTURES

     A.   Composition:

                                                                            As of December 31, 2007
                                                                 --------------------------------------------
                                                                            Bifurcated
                                                    Interest     Carrying    embedded
                                                      rate        amount      feature   Fair value     Total
                                                                 --------    --------    --------    --------

2002 Convertible debentures series A                  4.7%       $ 15,774    $     --    $     --    $ 15,774
2005 Convertible debentures series B                    5%          9,547          --          --       9,547
2006 Convertible debentures series C                   --(*)       36,602       7,313          --      43,915
2007 Non-convertible debentures series D                8%         27,627          --          --      27,627

2007 Convertible debentures series E, see Note 11       8%             --          --      28,484      28,484
                                                                 --------    --------    --------    --------
                                                                   89,550       7,313      28,484     125,347
Less - current maturities                                           7,887          --          --       7,887
                                                                 --------    --------    --------    --------
                                                                 $ 81,663    $  7,313    $ 28,484    $117,460
                                                                 ========    ========    ========    ========

                                                         As of December 31, 2006
                                                    --------------------------------
                                                               Bifurcated
                                        Interest    Carrying    embedded
                                          rate       amount      feature     Total
                                                    --------    --------    --------

2002 Convertible debentures series A      4.7%      $ 20,704    $     --    $ 20,704
2005 Convertible debentures series B        5%         4,790      28,377      33,167
2006 Convertible debentures series C       --(*)      25,381      11,513      36,894
                                                    --------    --------    --------
                                                      50,875      39,890      90,765
Less - current maturities                              6,902          --       6,902
                                                    --------    --------    --------
                                                    $ 43,973    $ 39,890    $ 83,863
                                                    ========    ========    ========

     (*) See D below

     If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the
     Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the
     Facility Agreement until such covenant or condition is settled. The debentures and interest thereon are unsecured and subordinated to the
     Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement - see Note 13A(6), to Siliconix -
     see Note 13D(1), to SanDisk- see Note 13D(2) and to the government of
     Israel - see Note 6B.

                                     F - 23

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - DEBENTURES (CONT.)

     B.   2002 CONVERTIBLE DEBENTURES SERIES A

          In January 2002, the Company issued on the Tel-Aviv Stock Exchange,
          NIS 110,579,800 (approximately $24,300) principal amount of convertible debentures, linked to the Israeli Consumer Price Index
          ("CPI"). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four equal installments in January of each year between 2006 and 2009.
          The outstanding principal amount of convertible debentures as of
          December 31, 2007, adjusted to the CPI was $15,984, half of which was paid on January 2008 and the other half is due on January 2009. The debentures may be converted until December 31, 2008 into Ordinary
          Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures.

     C.   2005 CONVERTIBLE DEBENTURES SERIES B

          The Company issued $48,169 principal amount of convertible debentures by way of rights offering based on a prospectus which became effective on December 2005. The debentures are listed for trade on the Tel-Aviv
          Stock Exchange and on the NASDAQ Capital Market ("Series B"). The
          debentures accrue annual interest at the rate of 5% which will be payable, together with the principal of the debentures, in one installment on January 2012.

          The debentures are convertible into the Company's Ordinary Shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if the Company had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006.
          No such adjustment was or will be required and the downward adjustment mechanism has expired.

          The Equity Investors and the primary Wafer Partners, which were considered related parties, invested $27,811 in the framework of the rights offering.

          Through December 31, 2007, $19,055 in aggregate principal amount of debentures were converted into 17,322,575 Ordinary Shares of the
          Company, hence the outstanding principal amount of convertible debentures as of December 31, 2007 was $29,114.

                                     F - 24

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - CONVERTIBLE DEBENTURES (CONT.)

     D.   2006 CONVERTIBLE DEBENTURES SERIES C

          In a public offering the Company issued NIS 164,430,000 principal amount of convertible debentures linked to the CPI, for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. The convertible debentures are convertible into the Company's Ordinary Shares at a conversion rate of one ordinary share per NIS 8.40 principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of
          37% over principal value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances. The outstanding principal amount of convertible debentures as of December 31, 2007 was
          $53,570.

     E.   2007 NON-CONVERTIBLE DEBENTURES SERIES D AND CONVERTIBLE DEBENTURES E

          In the second half of 2007, the Company consummated a private placement with Israeli institutions of long-term convertible and non-convertible debentures and warrants, by which the Company raised a gross proceeds of approximately $40,000. In the funding, 342 units were sold, each comprised of: (i) long-term
          non-convertible-debentures, repayable in six equal annual installments between the dates of December 2011 and December 2016, with a face amount of NIS 250,000 (approximately $59.7) and carrying an annual interest rate of 8 percent ("series D"); (ii) long-term
          convertible-debentures repayable in December 2012 with a 17.2 NIS conversion price, with a face amount of NIS 262,500 (approximately
          $62.7), carrying an annual interest of 8 percent("series E"), and
          (iii) 5,800 warrants, each exercisable until 2011, for one Tower ordinary share at a price of $2.04. The debentures are linked to the
          CPI and were issued at 95.5% of par value. The conversion and exercise prices are subject to reduction in certain limited circumstances.

          In September 2007, the Company expanded its series of long-term debentures and warrants, by selling 12,118 units, each comprised of long-term non-convertible debentures, with a face amount of NIS 2,500
          (approximately $0.62), long-term convertible debentures, with a face amount of NIS 2,625 (approximately $0.65), and 58 warrants. The debentures were issued at 90% of par value and with the other same terms as the debentures and the warrants issued in the private placement. In this expansion, the Company raised gross proceeds of approximately $14,000.

          The outstanding principal amount of series D and E as of December 31,
          2007 was $30,865 and $32,408, respectively. The Company elected to carry series E at fair value in accordance with provisions of SFAS No.
          155.

                                     F - 25

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     A.   HEDGING ACTIVITIES

          A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

          SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations unless designated as hedging item in a cash flows hedge at which time changes are classified in other comprehensive income, to the extent effective.

          The Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans. The Company uses interest rate collar agreements with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure.
          The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable, as interest payment become due.

          As of December 31, 2007 and 2006, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $80,000 and
          $207,000 respectively, all of which is attributable to Fab 2. These agreements resulted in 2007 and 2006 in a gain of $1,074 and $880, respectively and in 2005 in a loss of $1,756

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and government agencies receivables. The Company's cash, cash equivalents are maintained with high-quality banks, and the composition and maturities of investments are regularly monitored by management.
          Generally, these securities may be redeemed upon demand and bear minimal risk.

                                     F - 26

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (CONT.)

     B.   CONCENTRATION OF CREDIT RISKS

          The Company generally does not require collateral; however, in certain circumstances, the Company maintains a credit insurance policy or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company performs ongoing credit evaluations of its customers.

          The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations.

     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's long-term debentures do not materially differ from their respective carrying amounts as of December 31, 2007 and
          2006. The fair value of the interest rate hedging transactions as of
          December 31, 2007, 2006 and 2005 would have resulted in an unrealized capitalizable gain of $295, $1,790 and $1,767, respectively. The fair values of debentures as of December 31, 2007, 2006 and 2005 were
          $157,683, $126,048 and $22,750, respectively, based on quoted market prices for the respective dates.

     D.   FAIR VALUE MEASUREMENTS

          The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159
          "The Fair Value Option for Financial Assets and Financial Liabilities"
          (SFAS No. 159)

          The income approach was applied using a present value technique.

          For Loans - The cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life.

          For Embedded Derivatives - the Company utilized the Black Scholes
          Merton formula.

          For Over the Counter derivatives - the Company used the market approach using quotation from dealer markets.

          For convertible debentures series E - The market approach was applied using quoted prices for the same debentures.

                                     F - 27

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (CONT.)

     D.   FAIR VALUE MEASUREMENTS (CONT.)

     Recurring Fair Value Measurements Using:

                                                   Quoted prices
                                                    in active       Significant
                                                    market for         other
                                                     identical      observable      Significant
                                     December 31,   liability         Inputs        Unobservable
                                        2007         (Level 1)      (Level 2)     Inputs (Level 3)
                                      ---------      ---------       ---------       ---------

Trading securities - convertible
debentures series E                   $  28,484      $  28,484       $      --       $      --
Long-term debt                          365,563             --              --         365,563
Derivatives                               7,018             --            (295)          7,313
                                      ---------      ---------       ---------       ---------
                                      $ 401,065      $  28,484       $    (295)      $ 372,876
                                      =========      =========       =========       =========

     Asset Measurement on a Recurring Basis Using Significant Unobservable
     Inputs (Level 3):

                                                                          Long-term debt   Derivatives
                                                                            ---------       ---------

As of January 1, 2007- at fair value                                        $ 367,223       $  11,513
Total gains unrealized in earnings                                             (1,660)         (4,200)
                                                                            ---------       ---------
As of December 31, 2007 - at fair value                                     $ 365,563       $   7,313
                                                                            =========       =========

Unrealized gain  in earnings from liabilities still held at period end      $  (1,660)      $  (4,200)
                                                                            =========       =========

NOTE 12 - OTHER LONG-TERM LIABILITIES

     A.   Composition:

                                                                            As of December 31,
                                                                        ------------------------
                                                                           2007           2006
                                                                        ---------      ---------

Accrued Severance pay, see B below:                                     $  18,374      $  16,816
Long-term liabilities in respect of license agreements                         --          1,804
LONG-TERM LOANS FROM RELATED PARTIES, NET OF CURRENT MATURITY, SEE
NOTES 9B,13A(5) AND 13D(2)                                                 19,073          8,096
Other (*)                                                                   2,933          1,439
                                                                        ---------      ---------
                                                                        $  40,380      $  28,155
                                                                        =========      =========

     (*)  Includes $2,468 and $1,183 as of December 31, 2007 and 2006,
          respectively, of interest payable to related parties in regard to
          Series B, see also Note 10C.

                                     F - 28

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - OTHER LONG-TERM LIABILITIES (CONT.)

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the
          Company to make severance payments to dismissed employees and to employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli
          Law, is based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in
          Long-term investments and Other Long-term Liabilities, respectively.
          Commencing January 1, 2005 the Company is implementing a labor agreement according to which, monthly deposits into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to its employees and therefore incur no liability or asset, since that date. Any net severance pay amount as of such date will be released thereafter, as fixed amount on employee termination date. Payments relating to employee termination benefits were approximately $3,323, $2,807 and $2,631 for 2007, 2006 and 2005, respectively.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In 2001, the Company's Board of Directors approved the
               establishment of the Company's second wafer fabrication facility in Israel ("Fab 2"). In Fab 2, the Company manufactures
               semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the
               Company has entered into several related agreements and other arrangements and has completed several public and private
               financing transactions. The agreements and arrangements include those with technology partners, with SanDisk Corporation,
               Alliance Semiconductor Corporation, Macronix International Co.,
               Ltd. and QuickLogic Corporation (collectively, the "Wafer
               Partners"), Equity Investors, Banks, the Government of Israel
               through the Investment Center and others. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

                                     F - 29

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (1)  OVERVIEW (CONT.)

               In 2006, the board of directors of the Company approved a plan to ramp up Fab 2's capacity to approximately 24,000 wafers per month in order to help meet customer needs and product qualification needs, based on its customer pipeline and reinforced by
               forecasted market conditions. This plan was completed during
               2007. During 2007, the Company announced an additional plan to further ramp up to reach capacity beyond 24,000 wafers per month.

               For details regarding the financing efforts of the ramp-up plans to reach capacity of 24,000 wafers per month and beyond, see Note
               13A(4) for TIC investment of $100,000; Note 9B for Facility
               Agreement amendments with the Banks and for credit lines from TIC and the Banks; Notes 14J-M for public and private fund raisings.

               The Company continues to examine alternatives for additional funding sources in order to fund its Fab2 ramp-up.

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provided for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies to be installed in Fab 2 including related
               technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance.
               The transfer of the technology was substantially completed during
               2003. The Company's commitment under the Toshiba agreement to reserve for Toshiba a certain portion of Fab 2 wafer
               manufacturing capacity expired in December 2005.

               FREESCALE - In 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with
               Freescale. This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other licenses, technology transfer and development, and technical assistance. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

                                     F - 30

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (3)  WAFER PARTNER AGREEMENTS

               During the years 2000 and 2001, the Company entered into various shares purchase agreements ("Wafer Partner Agreements") with
               Wafer Partners to partially finance the construction and
               equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the
               Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company. According to the Wafer
               Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

               Through December 31, 2004, the Wafer Partners invested under the
               Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer
               Partner Agreements, as amended to date, utilized as credit against purchases to be made by the Wafer Partners, primarily through December 2010, or converted into paid-in-capital for limited term. Through December 31, 2007, the Wafer Partners were issued an aggregate of 36,489,681 Ordinary Shares at an average price per share of $6.94, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any capital investment:
               see also (5) below.

               Due to recent changes in one of the Company's primary Wafer
               Partner's operations and its recent exit of its semiconductor activities, the Company believes that no future utilization is expected and determined that a full write-down of the its
               outstanding amount is appropriate.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and
               2005 rights offerings, see Notes 14G and 14I, respectively.

               In August 2006, the Company signed an agreement with SanDisk, one of the Wafer Partners, to invest in the expansion of its 0.13 micron manufacturing capacity, see Note 13D(2).

               For amendments to the Wafer Partner agreements, see (5) below.

                                     F - 31

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (4)  EQUITY INVESTOR AGREEMENTS

               During the years 2001-2004, TIC has invested in the Company
               $50,000 for the purchase of an aggregate of 6,749,669 Ordinary
               Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in
               accordance with shares purchase agreement the Company entered into in January 2001. For a description of an undertaking and additional investments made by TIC in the aggregate amount of
               $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 14G and 14I, respectively.

               In regard to the Company's financing efforts for the ramp-up plan to reach capacity of 24,000 wafers per month and in connection with the September 2006 Amendment to the Facility Agreement, following TIC's commitment to invest $100,000, the Company entered into a securities purchase agreement with TIC (the
               "Securities Purchase Agreement"). The Securities Purchase
               Agreement was approved by the Company's Audit Committee, Board of
               Directors and the Company's shareholders. The principal terms of the Securities Purchase Agreement were: (i) in consideration for its $100,000 investment, the Company agreed to issue to TIC capital notes convertible into 65,789,474 of the Company's
               Ordinary Shares at a conversion price per share of $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the May 2006 Memorandum of
               Understanding with the Banks and TIC which was the basis of this agreement); (ii) the Company would be deemed to have exercised the Call Option under the Equipment Purchase Agreement described below; and (iii) the Company and TIC would settle the amounts payable by TIC under the Securities Purchase Agreement with the amounts payable by the Company under the Equipment Purchase
               Agreement. The Securities Purchase Agreement closed
               contemporaneously with the closing of the September 2006
               Amendment.

               In order to implement the ramp-up plan in a timely manner, in May
               2006, the Company entered into an Equipment Purchase Agreement with TIC according to which TIC will order up to approximately
               $100,000 worth of equipment for Fab 2. Under the terms of the
               Equipment Purchase Agreement: (i) TIC had the right to sell to the Company the equipment at cost, plus related expenses; (ii)
               the Company had the right to purchase the equipment from TIC at cost, plus related expenses, subject to the Company having raised
               $100,000; and (iii) upon the purchase of the equipment from TIC the Company would assume TIC's obligations to the equipment suppliers.

                                     F - 32

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (4)  EQUITY INVESTOR AGREEMENTS (CONT.)

               Upon the closing of the September 2006 Amendment and the
               Securities Purchase Agreement, TIC transferred ownership over the purchased equipment to the Company and the Company assumed TIC's obligations to the equipment suppliers.

               For a credit line agreement signed with TIC in September 2007, see Note 9B.

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended to date, each of the primary Wafer Partners had an option to
               convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers' advances which it is entitled to utilize, based upon payments made by such primary
               Wafer Partner and purchase orders received from the Wafer
               Partners through December 31, 2006, (subject to the below
               amendment with one of the Wafer Partners), into fully-paid
               Ordinary Shares of the Company. The number of shares has been determined based on the average closing sale price of the
               Company's Ordinary Shares for the 15 trading days preceding the end of the relevant quarter. Accordingly, through December 31,
               2007, two of the primary Wafer Partners had elected to convert an aggregate of $12,487 of long-term customer advances into
               7,908,063 fully-paid Ordinary Shares of the Company, at an average share price of $1.58 per share. Any quarterly amount, which the primary Wafer Partners had elected not to so convert, was utilizabled against purchases and was to be repaid on
               December 2007 ("December 2007 Date"). The amounts bear interest, payable at the end of each quarter, at an annual rate equal to three-month USD LIBOR plus 2.5% through December 31, 2007, subject to the below amendment with one of the Wafer Partners.

               In 2006, the Company and one of the primary Wafer Partners, entered into an agreement to defer the December 2007 Date to be
               December 2009. Further, according to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances will bear interest at an annual rate equal to three-month USD LIBOR plus 1.1%, payable at the end of each quarter, through December
               2009.

                                     F - 33

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13      -  COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (6)  FACILITY AGREEMENT

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the
               balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the Facility
               Agreement, as amended to date. According to the Facility
               Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the
               Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks
               (which as of the approval date of the financial statements amounted to approximately $400,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their liens against all of the Company's assets.

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the
               Company's obligations, the Company would be obligated to
               immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to
               approximately $400,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the
               Facility Agreement, including enforcement of the liens against the Company's assets.

               OFFEROR BY THE BANKS - If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company's Ordinary Shares
               ("the Offer") at a price provided in the Offer. In such case, the
               Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms.
               If the Offer is conditioned on the offeror purchasing a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary
               Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

               For further details in regard to the Facility Agreement, see Note
               9B.

                                     F - 34

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (7)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of approximately $165,000 has been received from the Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December
               31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed approximately 72% of the investments under the approved enterprise program. In December 2007, the Company submitted the final report in relation to the program. The Company has been holding discussions with the Investment Center to achieve
               satisfactory arrangements to approve a new expansion program commencing as of January 1, 2006. As of the approval date of the financial statements, the Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

               Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the
               Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company's non-completion of investments in an amount of $1,250,000 by
               December 31, 2005 may permit the Investment Center to require the
               Company to repay all or a portion of grants already received.
               Management believes that it is improbable that the Investment
               Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note 17A

          (8)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development
               agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed.
               Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

                                     F - 35

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (CONT.)

          (9)  HEDGING ACTIVITIES

               For hedging transactions and agreements of the Company, see Note
               11A.

          (10) OTHER AGREEMENTS

               Through December 31, 2007, the Company had entered into several additional agreements related mainly to the construction,
               equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date amounted to
               approximately $45,000.

     B.   LICENSE AGREEMENTS

          (1)  In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other's patents. The Company agreed to pay an annual license fee through
               July 2005. In July 2006, the Company extended its cross license agreement with the major technology company until December 2010.
               According to terms of the new agreement, each party acquired a non-exclusive license to certain of the other's patents, and the
               Company agreed to pay an annual license fee through 2010.

          (2)  In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a
               Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. In
               April 2005, the Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May 2002 agreement. According to the terms of the termination agreement, the Japanese manufacturer paid the
               Company an amount of $2,500 in 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the original
               agreement. Revenues for 2005 include $8,000 in relation to this agreement.

                                     F - 36

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     B.   LICENSE AGREEMENTS (CONT.)

          (3)  In October 1997 the Company and Saifun Semiconductors Ltd
               ("Saifun") entered into an agreement for certain exclusive semiconductor manufacturing rights on certain licensed
               technology. The agreement set certain limitations on Saifun regarding future licensing of such technology. Pursuant to certain provisions of the agreement, the Company and Saifun were obligated to pay each other royalties. The agreement was
               terminated in 2006, with the signing of a new agreement,
               according to which, among other things, Saifun extended the term of the license granted to the Company for certain licensed technology.

          (4)  The Company from time to time enters into intellectual property and licensing agreements with third parties. The effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties, see also Note 12A.

     C.   LEASES

          (1)  The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of
               Israel. These premises are currently occupied under a long-term lease from the ILA, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

          (2)  With respect to a long-term lease agreement of land on which Fab
               2 was constructed, see A(8) above.

          (3)  The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2007.

                                     F - 37

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     D.   OTHER PRINCIPAL AGREEMENTS

          The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

          (1)  SILICONIX - In 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay
               Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders for the purchase of wafers to be manufactured in the Company's Fab 1.
               According to the agreement, in 2004 Siliconix provided the
               Company $20,000 to be used primarily for the purchase of
               additional equipment required to satisfy Siliconix's production wafer requests. The advanced amount is credited towards the purchase price of wafers. Under the agreement, Siliconix is entitled to register liens over the equipment purchased in connection with the transaction.

          (2)  SANDISK CORPORATION - In 2006, in connection with Fab2 0.13 micron capacity expansion, the Company signed an agreement with
               SanDisk Corporation ("SanDisk"), one of its wafer partners, according to which, SanDisk is committed to purchase volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal for a portion of the Company's 0.13 micron capacity in 2009. The Company and SanDisk also signed a
               Loan Agreement under which the Company borrowed approximately
               $10,000 from SanDisk for the purpose of financing the purchase of a portion of the equipment needed for said expansion. The loan bears interest on the amounts outstanding at three-month USD
               LIBOR plus 1.1%. Pursuant to the agreement, SanDisk has been granted a first ranking charge on the equipment purchased
               therewith.

     E.   ENVIRONMENTAL AFFAIRS

          The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company's facilities and these permits and licenses are subject to revocation, modification and renewal.
          Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

                                     F - 38

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (CONT.)

     F.   CLASS ACTION

          In June 2006, the United States Court of Appeals for the Second
          Circuit affirmed the August 2004 decision of the United States
          District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors, Wafer Partners and Equity Investors (the
          "Defendants"). The plaintiffs had asserted claims arising under the
          Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the
          Company's investment agreements with its Fab 2 investors. The District
          Court accepted the motion to dismiss filed on behalf of the defendants and noted that the Company's status as a foreign private issuer exempts the Company, its directors and controlling shareholders, from liability under the proxy rules of Section 14(a) of the Securities
          Exchange Act.

     G.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel
          Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers
          Group, TIC, and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were approximately $400,000 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     H.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2007. In regard to investment center grants, see
          A(7) above.

                                     F - 39

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2007 and 2006, the Company had 800,000,000
          authorized Ordinary Shares, par value NIS 1.00 each, of which
          124,226,116 and 100,752,767, respectively, were issued and outstanding
          (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of the balance sheet date, there were 243,905,535 Ordinary
          Shares of the Company contingently issuable. This amount includes
          Ordinary Shares to be issued under various agreements according to their provisions: (i) Equity Investor warrants, see B(5)(b) below;
          (ii) the exercise of outstanding warrants, see J,K,L and M below;
          (iii) options granted to employees and non-employees, see B(1) below;
          (iv) the conversion of all outstanding convertible debentures, see
          Note 10 above; and (v) the exercise of all capital notes, see C below.
          Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend)
          distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS

               (A)  GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the
                    options are granted at an exercise price which equals the
                    market value of the Ordinary Shares at the date of grant;
                    vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date.

                                     F - 40

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (B)  OPTIONS TO THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS
                    - In December 2006, the Audit Committee and Board of
                    Directors of the Company approved the appointment of a new
                    Chairman to the Board of Directors of the Company and
                    approved to grant him options to purchase 3,158,090 Ordinary
                    Shares of the Company, which constituted 1% of the Company's issued and outstanding share capital on a fully diluted
                    basis as of December 2006, the date the Board of Directors approved the grant. The exercise price is $1.88, which was the closing price of the Company's Ordinary Shares on the
                    NASDAQ Global Market on the trading day immediately prior to the date of approval of the grant by the Shareholders of the
                    Company. The options vest over 4 years, 25% on the 12 month anniversary of the shareholders approval date and 6.25% on each 3 month anniversary of the first vesting date until
                    fully vested. The options grant to the chairman of the Board of Directors was approved by the shareholders of the Company in January 2007. The compensation cost of the options
                    granted was determined based on the fair value at the grant dates and amounted to $3,568. Such amount is expensed on an accelerated basis over the vesting periods of the options.

               (C)  OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR - In April 2005, the Company's Board of Directors
                    approved the grant of options to purchase up to 1,325,724
                    Ordinary Shares to the Company's Chief Executive Officer
                    ("CEO"), who also serves as a director, which was further
                    approved by the Company's shareholders in October 2005.
                    These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company's shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with
                    25% vesting over each year of employment. The options
                    granted are exercisable for a period of ten years from the date of grant.

                                     F - 41

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (C)  OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR (CONT.)

                    In May 2006, the Company's Audit Committee and Board of
                    Directors approved the grant of options to the CEO, in
                    addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that
                    represent 4% of the Company's shares on a fully diluted
                    basis during the two-year period from the approval of the
                    Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company's shares prior to the Board of
                    Directors' approval. Future dilutive events following May
                    2006 and until May 2008 also entitles him for additional
                    options grants with an exercise price equal to the price per share of the newly issued securities. Under certain
                    circumstances, the exercise price will equal the 30-day
                    average closing price of the Company's shares prior to the dilutive event. The additional options granted during the
                    two-year period, will vest in equal amounts over 4 years of employment commencing from May 2006. Any decrease in the
                    Company's shares on a fully diluted basis during the
                    two-year period from the approval of the Audit Committee
                    will be followed by the cancellation of the corresponding
                    options granted to the CEO. The options are exercisable for a period of 10 years from the date of grant. No additional options will be granted under the CEO's 2005 option
                    arrangement, which was approved by the Company's
                    shareholders in October 2005. The new grant of options and its terms were approved by the Company's shareholders in
                    September 2006.

                    As of the balance sheet date, a total of 14,872,087 options were outstanding to the CEO. The compensation cost of the
                    total options granted to the CEO was determined based on the fair value at the grant dates and amounted to $11,723. Such amount is expensed on an accelerated basis over the vesting periods of the options.

                                     F - 42

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (D)  EMPLOYEE OPTIONS - In May 2006, the Company's board of directors approved a plan to offer each of the Company's
                    employees the opportunity to exchange their existing options to purchase Ordinary Shares for new options with an exercise price of $1.45, which is the average closing price of the
                    Company's shares on the NASDAQ during the 90 consecutive
                    trading days prior to the board of directors' approval.
                    Accordingly, 4,299,250 options were exchanged. The new
                    options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May
                    2006. The cost of the new options was determined based on
                    the fair value at the grant dates in and amounted to $1,726.
                    Such amount is amortized as an expense on an accelerated
                    basis over the vesting periods of the new options. The Board of Directors further approved that if the total number of
                    employee options, including the options to the CEO, during the two-year period from May 2006 will represent less than
                    8% of the Company's shares on a fully diluted basis,
                    additional options will be allocated for grants to the
                    Company's employees. As of the balance sheet date,
                    approximately 3,938,000 options are reserved for future
                    grant of options to employees.

               (E)  OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit
                    Committee, the Board of Directors of the Company and the
                    shareholders of the Company approved a stock option plan
                    pursuant to which certain of the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the
                    market price of the Company's shares on the grant dates. In accordance with this option plan, 80,000 options were
                    granted in 2007 to two director who were appointed in 2007 at an average exercise prices of $1.74, which equals the
                    market price of the Company's shares on the grant date. As of December 31, 2007, 190,000 options were outstanding under the plan with a weighted average exercise price of $3.68.

                    Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may
                    not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors
                    Option Plan described below remains in effect, no new
                    independent director, following January 2007, will be
                    entitled to receive options under the 2001 director options plan.

                                     F - 43

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (F)  INDEPENDENT DIRECTORS OPTION PLAN - In November 2006, the
                    Company's Board of Directors approved, following the
                    approval by the Audit Committee, the grant to each
                    independent director options to purchase Ordinary Shares
                    ("Initial Options") that shall equal 150,000 less the number of options to purchase Ordinary Shares held by such
                    independent director as of January 31, 2007, the date the
                    shareholders approved the grant (the "Initial Grant Date")
                    and which, as of the Initial Grant Date, have not vested.
                    The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a
                    monthly basis until fully vested. The exercise price of the
                    Initial Options was $1.88, which was the closing price of
                    the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. Each new
                    independent director appointed after the Initial Grant Date shall be granted 150,000 options to purchase Ordinary Shares
                    ("Subsequent Options"), which, shall vest over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of
                    Directors of the Company, the remaining two thirds will vest on a monthly basis until fully vested. The exercise price
                    per Subsequent Option shall be the closing price of the
                    Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant date of appointment.

                    Upon each 36 month anniversary of a previous grant of
                    options to an independent director (each a "Tenure Grant
                    Date"), each such independent director shall be granted an additional 150,000 options to purchase Ordinary Shares
                    ("Tenure Options"), which will vest over 3 years on a
                    monthly basis until fully vested. The exercise price per
                    Tenure Option shall be the closing price of the Company's
                    Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date. Subject to certain conditions, the Initial Options, Subsequent Options and
                    Tenure Options that have vested shall be exercisable by an
                    Independent Director for a period of ten years following the date on which the Initial Options, Subsequent Options or
                    Tenure Options, as the case may be, first vested. So long as this option plan remains in effect, no future grants will be made to independent directors under the plan described in
                    (1)(e) above. The independent directors' option plan was
                    approved by the shareholders of the Company in January 2007.

                                     F - 44

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (CONT.)

               (F)  INDEPENDENT DIRECTORS OPTION PLAN (CONT.)

                    The compensation cost of the total options granted to the
                    directors under the plan described in (1)(e) above and to
                    the independent directors under the plan described in this section was determined based on the fair value at the grant dates and amounted to $594. Such amount is expensed on an
                    accelerated basis over the vesting periods of the options.

          (2)  SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR
               SHARE OPTIONS

               A summary of the status of all the Company's employee and
               director share option plans as of December 31, 2007, 2006 and
               2005, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

                                    2007                            2006                          2005
                         ---------------------------    ---------------------------    ---------------------------
                                          Weighted                       Weighted                       Weighted
                           Number          average        Number          average        Number         average
                           of share       exercise       of share        exercise        of share       exercise
                           options          price         options          price         options          price
                         -----------     -----------    -----------     -----------    -----------     -----------

Outstanding as of
beginning of year         23,514,042     $      1.87     13,011,575     $      4.19     10,212,920     $      5.71
Granted                    9,127,384            1.88     17,414,268            1.52      5,000,224            1.54
Exercised                   (176,231)           1.30         (7,250)           1.58             --
Terminated                  (525,000)           7.07       (132,176)          10.95        (77,214)          12.45
Forfeited                 (2,344,660)           1.81     (6,772,375)           5.23     (2,124,355)           4.99
                         -----------                    -----------                    -----------
Outstanding as of end
of year                   29,595,535            1.79     23,514,042            1.87     13,011,575            4.19
                         ===========                    ===========                    ===========

Options exercisable
as of end of year          7,827,743     $      2.15      2,849,132     $      4.25      4,602,447     $      7.77
                         ===========                    ===========                    ===========

                                     F - 45

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2007:

                                                               Exercisable as of
        Outstanding as of December 31, 2007                    December 31, 2007
-------------------------------------------------------    -------------------------
                               Weighted
                                average      Weighted                    Weighted
 Range of                      remaining      average                      average
 exercise           Number    contractual     exercise       Number       exercise
  PRICES         outstanding      life         price       exercisable      price
-------------    ----------    ----------    ----------    ----------    ----------
                               (in years)

$ 1.16-$1.30        401,203          7.35    $     1.26       197,501    $     1.26
  1.37-1.40         922,332          8.52          1.40       232,333          1.40
     1.45         7,990,416          8.37          1.45     2,010,515          1.45
  1.46-1.58       9,355,391          8.11          1.54     3,168,731          1.55
  1.60-1.98       7,817,044          9.05          1.83       479,952          1.82
  2.02-2.28       2,071,492          8.28          2.13       971,921          2.17
  3.25-3.70         239,687          6.47          3.26       199,328          3.26
  4.11-4.56         416,269          8.40          4.23       185,761          4.33
 5.00-10.75         158,601          2.89          7.18       158,601          7.18
    11.81           200,000          3.41         11.81       200,000         11.81
$16.50-$25.00        23,100          2.62    $    22.23        23,100    $    22.23
                 ----------                                ----------
                 29,595,535                                 7,827,743
                 ==========                                ==========

          (4)  WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO
               EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2007, 2006 and 2005 to employees and directors amounted to
               $0.87, $0.81 and $0.83 per option, respectively. The Company utilized the Binomial lattice model since 2006 and the
               Black-Scholes option-pricing model in 2005. The Company estimated the fair value, utilizing the following assumptions for the years
               2007, 2006 and 2005 (all in weighted averages):

                                  2007          2006            2005
                              -----------    -----------    -----------

Risk-free interest rate       3.61%-6.09%    4.44%-4.81%    3.69%-4.34%
Expected life of options       10 years       10 years      4.49 years
Expected annual volatility      55%-65%        65%-67%        54%-69%
Expected dividend yield          None           None           None

                                     F - 46

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (5)  NON-EMPLOYEE WARRANTS

               (A)  BANKS WARRANTS - As of December 31, 2007, 11,631,648
                    warrants to purchase Ordinary Shares of the Company, at
                    terms described below, were outstanding and exercisable, at a weighted average exercise price of $1.77 per share.
                    9,161,060 of the warrants are exercisable until September
                    2011 and 2,470,588 exercisable through March 2010

                    The cost of the 9,161,060 warrants issued to the Banks,
                    determined based on the fair value at the grant and
                    amendment dates in accordance with SFAS 123, amounted to a total of $10,886. Such amount was amortized as deferred
                    financing charges over the terms of the loans under the
                    Facility Agreement.

                    In September 2007, as part of as part of the Company's
                    credit line agreement with the Banks described in Note 9B, the Banks received an aggregate of 2,470,588 warrants to
                    purchase Ordinary Shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until
                    March 2010. The cost of the warrants, determined based on
                    the fair value at the grant and amendment dates in
                    accordance with SFAS 123, amounted to a total of $608. Such amount was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

                    In lieu of paying the exercise price in cash, the Banks are entitled to exercise their warrants on a "cashless" basis,
                    i.e. by forfeiting part of the warrants in exchange for
                    Ordinary Shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the
                    aggregate exercise price.

               (B)  WARRANTS GRANTED TO TIC - The Company issued TIC warrants for the purchase of 58,906 of the Company's Ordinary Shares.
                    The exercise price for the warrants is $6.17 per share, the
                    15-day average closing price of the Company's Ordinary
                    Shares prior to the date the November 2003 Amendment with
                    the Banks was signed. All the warrants are fully vested and none of them was exercised. The warrants are exercisable for a five-year period ending December 2008. The cost of the
                    warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123,
                    amounted to a total of $259. Such amount was allocated to
                    other assets as deferred financing charges and was amortized as financing expense over the terms of the loans under the
                    Facility Agreement with the Banks.

                                     F - 47

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     B.   SHARE OPTION PLANS (CONT.)

          (5)  NON-EMPLOYEE WARRANTS (CONT.)

               WARRANTS ISSUED IN SEPTEMBER 2007 - In September 2007, as part of the Company's credit line agreement with TIC described in Note
               9B, TIC received an aggregate of 2,941,176 warrants to purchase
               Ordinary Shares of the Company at an exercise price of $2.04 per share. All the warrants are exercisable until March 2010. The cost of the warrants, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $723. Such amount was amortized as deferred
               financing charges over the term of the loans under the Facility
               Agreement.

     C.   CAPITAL NOTES

          (1)  BANKS' CAPITAL NOTES

               As part of the September 2006 Amendment to the Facility
               Agreement, an amount of $158,000 of debt was converted into capital notes of the Company, convertible into 51,973,684 of the
               Company's Ordinary Shares, representing twice the average closing price per share during the ten consecutive trading days prior to signing the MOU underlying the September 2006 Amendment to the
               Facility Agreement. The capital notes are instruments of equity and not debt. The capital notes' holders may convert the face amount of the capital notes, in whole or in part, without
               additional consideration, into Ordinary Shares of the Company, however, prior to such conversion, if at all, the capital notes
               (i) do not grant their holders with any of the rights of the
               Company's shareholders; (ii) have no maturity date, do not carry interest, are not linked to any index and are not redeemable; and
               (iii) are not registered. For additional information regarding the capital notes to the Banks, see Note 9B.

          (2)  TIC'S CAPITAL NOTES

               Contemporaneous with the closing of the September 2006 Amendment and as part of the Securities Purchase Agreement between the
               Company and TIC, the Company issued TIC in consideration of its
               $100,000 investment, capital notes convertible into 65,789,474 of the Company's Ordinary Shares, at a price per share of $1.52
               (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). The capital notes terms are the same as in (1) above. For additional information
               regarding the capital notes to TIC see Note 9B.

                                     F - 48

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     D.   TREASURY STOCK

          During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares of the Company to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the
          Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

     E.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended to date, the Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

     F.   PUBLIC OFFERING IN ISRAEL - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange,
          NIS 110,579,800 principal amount of convertible debentures Series A, under terms described in Note 10B. Together with the convertible debentures the Company issued for no consideration an aggregate of
          552,899 options exercisable into debentures and 2,211,596 Options
          (Series 1). As of the date of the financial statements, all said options expired and none were exercised. The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately $1,750.

     G.   RIGHTS OFFERING - OCTOBER 2002

          In October 2002, the Company issued in connection with a rights offering done on the NASDAQ and on the Tel-Aviv Stock Exchange
          4,097,964 Ordinary Shares of the Company and 1,844,070 warrants to purchase Ordinary Shares of the Company, in consideration for aggregate gross proceeds of $20,490. Of these amounts, 4,086,037
          Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430.
          Each warrant was exercisable for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006.
          None of the warrants were exercised. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     H.   PUBLIC OFFERING - JANUARY 2004

          In January 2004, the Company completed a public offering of its
          Ordinary Shares in the U.S. at a price of $7.00 per share. Following the offering, and including the partial exercise in February 2004 of an over-allotment option the Company granted the underwriters, the
          Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                                     F - 49

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     I.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures Series B that are convertible into up to 45,454,545 of the Company's Ordinary Shares.
          The rights were distributed to the shareholders of record of the
          Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the
          Company's Ordinary Shares under share options plans that entitle the options holders to participate in a rights offering. Each 138.98
          Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures under terms described in Note 10C.

          For investment by primary Wafer Partners and Equity Investor see also
          Note 10C.

     J.   PUBLIC OFFERING IN ISRAEL - JUNE 2006

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000
          (approximately $31,000). The units sold consisted of (i) convertible debentures Series C in the face amount of NIS 163,800,000
          (approximately $36,661), (ii) 390,000 options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, (iii) 10,920,000 warrants each exercisable for the three months ended September 27, 2006 for one Ordinary Share of the Company
          at a price of NIS 6.75 (approximately $0.00157, and (iv) 5,460,000 warrants each exercisable for three years ending on June 28, 2009 for one Ordinary Share of the Company at a price of NIS 7.40
          (approximately $0.00175). The convertible debentures are convertible into the Company's Ordinary Shares at a conversion rate of one
          Ordinary Share per NIS 8.40 (approximately $0.00199) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          In addition, the Company issued similar units including principle value of NIS 630,000 convertible debentures in consideration for NIS
          526,000 through a private placement to its market maker in connection with said offering.

          Through September 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into Ordinary
          Shares, totaling in proceeds of approximately $8,000.

                                     F - 50

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - SHAREHOLDERS' EQUITY (CONT.)

     K.   PRIVATE PLACEMENT IN ISRAEL - NOVEMBER 2006

          In the fourth quarter of 2006, the Company received and accepted orders from Israeli investors in private placements for 11,615,000
          Ordinary Shares and 5,227,500 warrants ("Series 5 Warrants"). The price of the Ordinary Shares was equal to the closing price of the
          Company's shares on the Tel-Aviv Stock Exchange prior to the relevant private placements and the warrants were issued for no consideration.
          Total immediate gross proceeds amounted to approximately $22,000. Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25%
          premium to the market price of the Company's shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 (approximately $0.0022) linked to the CPI.
          Series 5 Warrants have been classified to equity.

     L.   PRIVATE PLACEMENT IN THE US - MARCH 2007

          In March 2007, the Company completed a private placement of its securities in which it sold Ordinary Shares and warrants for the purchase of Ordinary Shares, raising a total of approximately $29,000 in gross proceeds. In the private placement, the Company issued approximately 18.8 million shares and warrants exercisable into approximately 9.4 million shares at an exercise price of $2.04
          (subject to possible adjustments under certain circumstances)
          exercisable until March 15, 2012 ("Series I Warrants"). The Company also issued short-term warrants at an exercise price of $1.70 ("Series
          II Warrants"), however all Series II Warrants were not exercised and were fully expired as of December 31, 2007.

     M.   LONG-TERM DEBENTURES ISSUED IN ISRAEL - 2007

          In the second half of 2007, the Company consummated two private placements with Israeli institutions of long-term convertible and non-convertible debentures and warrants, see Note 10E.

     N.   U.S SHELF PROSPECTUS

          In January 2008, the Company filed a shelf registration statement on
          Form F-3 with the US Securities and Exchange Commission to allow for the registration of a possible offer and sale of up to $30,000 of securities of the Company, it may elect to execute during the three years following the effective date of the registration statement. As of the approval date of the financials statements, the registration statement has not yet been declared effective. The Company has made no decisions as to when, if at all, it will actually raise funds under the shelf registration.

                                     F - 51

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 15 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                        Year ended December 31,
                                   ----------------------------------
                                     2007         2006         2005
                                   --------     --------     --------

United States                            75%          69%          64%
Israel                                    7            7            7
Asia Pacific                             10           16           20
Europe                                    8            8            9
                                   --------     --------     --------
Total                                   100%         100%         100%
                                   ========     ========     ========

     B.   LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the
          Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                               Year ended December 31,
                         ----------------------------------
                           2007         2006         2005
                         --------     --------     --------

Customer A (*)                 29%          23%          22%
Customer B                     13            9            5
Customer C                     11            2            1
Customer D                      7           10           14
Customer E (*) (**)             5           11            8

Other customers (***)          11           21           20

          (*)  Related party

          (**) Including its affiliates

          (***) Represents sales to two different customers each of whom accounted for between 5% and 6% of sales during 2007; to five different customers each of whom accounted for between 2% and 6%
               of sales during 2006 and to five customers accounted for between
               2% and 8% of sales during 2005.

          As of December 31, 2007 and 2006, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 16 - FINANCING EXPENSES, NET

     Financing expenses, net consist mainly of Bank loans payable interest- see
     Note 9, and interest and other financing expenses in relation to our debentures- see Note 10.

                                     F - 52

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the
          Encouragement of Capital Investments - 1959 ("Investments Law") see
          Note 6B.

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval
          certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25%
          through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 29% in 2007
          (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 6B and 13A(7).

                                     F - 53

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES (CONT.)

     B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

          The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

                                                              As of December 31,
                                                          -----------------------
                                                             2007          2006
                                                          ---------     ---------

DEFERRED TAX BENEFIT - CURRENT
Amounts relating to employees benefits
                                                          $     797     $   1,717
Other                                                           438           115
                                                          ---------     ---------
                                                              1,235         1,832
Valuation allowance                                          (1,235)       (1,832)
                                                          ---------     ---------
Total current deferred tax benefit                        $      --     $      --
                                                          =========     =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
Net operating loss carryforwards                          $ 200,000     $ 174,000
Research and development                                      1,851         2,063
Liability for employee rights upon severance                    905           656
                                                          ---------     ---------
                                                            202,756       176,719
Valuation allowance                                        (151,844)     (128,707)
                                                          ---------     ---------
                                                             50,912        48,012
Deferred tax liability - depreciation and amortization      (50,912)      (48,012)
                                                          ---------     ---------
Total net long-term deferred tax benefit                  $      --      $     --
                                                          =========     =========

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                   Year ended December 31,
                                            ------------------------------------
                                              2007          2006          2005
                                            --------      --------      --------

Israeli statutory rate                           (29)%         (31)%         (34)%
Reduced tax rate for approved enterprise           9            11            14
Tax benefits for which deferred taxes
were not recorded                                 17            13            21
Permanent differences and other, net               3             7            (1)
                                            --------      --------      --------
                                                  --%           --%           --%
                                            ========      ========      ========

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2007, the Company had net operating loss carryforwards for tax purposes of approximately $1,000,000, which may be carried forward for an unlimited period of time.

                                     F - 54

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES (CONT.)

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2003 are deemed final.

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                                 As of December 31,
                                                                --------------------
                                                                  2007         2006
                                                                --------    --------

Trade accounts receivable                                       $ 12,823    $ 13,625
                                                                ========    ========
Long-term investment                                            $    950    $     --
                                                                ========    ========
Current liabilities, including current maturity of long-term
loans                                                           $  7,459    $  5,895
                                                                ========    ========
Convertible debentures                                          $ 24,500    $ 24,500
                                                                ========    ========
Long-term liability in respect of customers' advances           $  9,922    $ 27,340
                                                                ========    ========
Other long-term liabilities, including long-term loans from
related parties, net of current maturity                        $ 21,541    $  9,279
                                                                ========    ========
Capital note                                                    $100,000    $100,000
                                                                ========    ========

     B.   TRANSACTION

                                                   As of December 31,
                                            --------------------------------
                                              2007        2006        2005
                                            --------    --------    --------

Revenue                                     $ 78,870    $ 64,055    $ 33,456
                                            ========    ========    ========
Interest on loans and debentures            $  2,252    $  1,632    $     60
                                            ========    ========    ========
Expenses paid                               $    289    $     46    $     47
                                            ========    ========    ========
Equity conversion of customer advances -
see Note 13A(5)                             $  6,414    $  7,621    $  1,794
                                            ========    ========    ========
Conversion of customer advances into
Long-term loans - see Note 13A(5)           $  1,258    $  2,823    $    936
                                            ========    ========    ========
Long-term loan received                     $ 14,000    $  9,705    $     --
                                            ========    ========    ========
Loans repayment                             $  2,974    $     --    $     --
                                            ========    ========    ========
Stock-based compensation - see Note 14B(5)  $    723    $     --    $     --
                                            ========    ========    ========

     C.   For commitments, contingencies and other transaction relating to Fab 2
          Wafer Partner and Equity Investor agreements, see Note 13A.

                                     F - 55